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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 6)

                              MKS Instruments, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   55306N 10 4
                                 (CUSIP Number)

                                December 15, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

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CUSIP No. 55306N 10 4                  13G                      Page 2 of Page 6
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1    NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Claire R. Bertucci

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]
     Not Applicable

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

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               5    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,624,666 (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           6,624,666 (1)
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,624,666(1)

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.7%

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12   TYPE OF REPORTING PERSON*

     IN

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                      * See Instructions before filling out

(1) Consists of shares beneficially owned as of December 15, 2006. Shares in Rows 7, 8 and 9 also include 3,161,580 beneficially owned by John R. Bertucci, Mrs. Bertucci's spouse, with respect to which Mrs. Bertucci disclaims beneficial ownership.

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CUSIP No. 55306N 10 4                  13G                      Page 3 of Page 6
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Item 1(a). Name of Issuer:

           MKS Instruments, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           90 Industrial Way

           Wilmington, MA 01887

Item 2(a). Name of Person Filing:

           Claire R. Bertucci

Item 2(b). Address of Principal Business Office or, if None, Residence:

           The address of the reporting persons is:

                c/o MKS Instruments, Inc.
                90 Industrial Way
                Wilmington, MA 01887

Item 2(c). Citizenship:

           Mrs. Bertucci is a citizen of the United States.

Item 2(d). Title of Class of Securities:

           Common Stock, no par value per share.

Item 2(e). CUSIP Number:

           CUSIP No. 55306N 10 4

Item 3. If This Statement is Filed Pursuant to Section 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
           Not Applicable.

           (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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CUSIP No. 55306N 10 4                  13G                      Page 4 of Page 6
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           (e) [ ]  An investment adviser in accordance with
                    Section 240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership:

          The filing of this statement shall not be construed as an admission that any of the reporting persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered under this Statement.

           (a) Amount Beneficially Owned by Claire R. Bertucci: 6,624,666 shares
               (2)

           (b) Percent of Class: 11.7%

           (c) Number of Shares as to which Claire R. Bertucci has:

               (i)  Sole power to vote or to direct the vote: 0 shares

               (ii) Shared power to vote or to direct the vote: 6,624,666 shares
                    (2)

               (iii) Sole power to dispose or to direct the disposition of:
                    6,624,666 (2) shares

               (iv) Shared power to dispose or to direct the disposition of: 0 shares

(2) Consists of shares beneficially owned as of December 15, 2006. Shares reported in Row 4(a) also include 3,161,580 shares beneficially owned by John R. Bertucci, Mrs. Bertucci's spouse, with respect to which Mrs. Bertucci disclaims beneficial ownership.

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CUSIP No. 55306N 10 4                  13G                      Page 5 of Page 6
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Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable

Item 8.    Identification and Classification of Members of the Group.

           Not applicable

Item 9.    Notice of Dissolution of Group.

           Not applicable

Item 10.   Certification.

           Not applicable

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CUSIP No. 55306N 10 4                  13G                      Page 6 of Page 6
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2006


                                        /s/ Claire R. Bertucci
                                        ----------------------------------------
                                        Claire R. Bertucci